FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Hill Harvard H (Last) (First) (Middle)	**Raymond James Financial (RJF)**	**X** Director _____ 10% Owner
880 Carillon Parkway (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Year **Sept. 2002**	_____ Officer (give title below) _____ Other (specify below) _____
St. Petersburg FL 33716 (City) (State) (ZIP)	5. If Amendment Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)								
RJF Common Stock						**1,000**	**D**	

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 5 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivSecurity (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivMonth (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						Current	2/13/2003	Common Stock	2,250	25.9583			
Employee Stock Option (Right to buy)						Current	2/12/2004	Common Stock	1,500	18.6250			
Employee Stock Option (Right to buy)						2/12/2003	2/12/2005	Common Stock	1,500	18.4375			
Employee Stock Option (Right to buy)						2/9/2004	2/9/2006	Common Stock	1,500	36.9400			
Employee Stock Option (Right to buy)						2/15/2005	2/15/2007	Common Stock	1,500	33.0700	8,250	**D**	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations, *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ HARVARD H. HILL, JR.　　　　September 30, 2002
**Signature of Reporting Person　　　　Date

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